Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 22 to Schedule 13D, dated January 9, 2019, relating to the Common Stock, $0.001 par value per share, of Sprott Focus Trust, Inc. shall be filed on behalf of the undersigned.

Dated: January 9, 2019	W. Whitney George

By: /s/ W. Whitney George

Meredith George

By: /s/ Meredith George

The Meredith and Whitney George Family Foundation, Inc.

By: /s/ W. Whitney George
Name: W. Whitney George
Title: Chairman